[redacted]

04015913

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8- 53735

REPORT FOR THE PERIOD BEGINNING 01/01/2003 **AND ENDING** 12/31/2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McColl Partners, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 North Tryon Street, Suite 5100
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH., D.C. 158

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J. Ryan — (704) 333-0528
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 North Tryon Street, Suite 3600	Charlotte	NC	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patrick J. Ryan, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of McColl Partners, LLC as of December 31, 2003, are true and correct. I further or affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Patrick J. Ryan

Jennifer L Pollard My commission expires April 25, 2007.
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

McColl Partners, LLC

(a wholly-owned subsidiary of The McColl Group LLC)

Statement of Financial Condition

For the years ended December 31, 2003 and 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Ste 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Auditors

To the Member of McColl Partners, LLC:

In our opinion, the accompanying statement of financial condition, presents fairly, in all material respects, the financial position of McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC, at December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits of the statement of financial condition provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

McColl Partners, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Statement of Financial Condition
December 31, 2003 and 2002

Assets	2003	2002
Cash and cash equivalents	$ 367,648	$ 1,035,251
Accounts receivable, net of allowance for doubtful accounts	223,820	207,369
Accounts receivable from related parties	15,482	-
Securities owned, at fair value	404,000	152,070
Prepaid and other assets	209,092	86,918
Property and equipment, net	59,457	35,068
Total assets	$ 1,279,499	$ 1,516,676
Liabilities and Member's Equity		
Compensation payable	$ 314,867	$ 250,000
Deferred revenue	180,421	218,333
Accounts payable and other liabilities	74,357	25,868
Obligations under capital leases	20,484	26,610
Total liabilities	590,129	520,811
Commitments and contingencies (Note 5)		
Member's equity	689,370	995,865
Total liabilities and member's equity	$ 1,279,499	$ 1,516,676

The accompanying notes are an integral part of this financial statement.

1. **Organization**

Description of Business
McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC (the "Parent"), was formed as a Delaware limited liability company on May 25, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a registered investment adviser with the North Carolina Securities Division.

The Company offers investment banking advisory services to private and public clients in connection with mergers and acquisitions, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities, and securities underwriting.

2. **Summary of Significant Accounting Policies**

Accounts receivable
Accounts receivable, net of allowance for doubtful accounts, includes amounts billed and receivable from clients in connection with investment banking advisory services rendered, including related reimbursable out-of-pocket expenses. Unbilled reimbursable out-of-pocket expenses were $73,051 and $10,081 at December 31, 2003 and 2002, respectively. The allowance for doubtful accounts was $61,143 and $7,124 at December 31, 2003 and December 31, 2002, respectively.

Securities owned
Securities owned may include both marketable securities and securities not readily marketable. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions (one year or greater), or conditions applicable to the securities or to the Company.

Marketable securities are recorded at market value, which is estimated using quoted market prices. Securities not readily marketable are recorded at fair value as determined by management using pricing models and other relevant information. Where securities have certain trading restrictions, the Company may apply a discount to the quoted market prices or the estimated fair value.

Property and equipment
Property and equipment consists of office equipment purchased and office equipment held under capital leases. Purchased property and equipment is depreciated over the respective lives of the assets. Property and equipment under capital leases is depreciated over the respective lease terms, generally five years. Accumulated depreciation was $20,223 and $7,829 at December 31, 2003 and 2002, respectively.

Deferred revenue
The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income

over the estimated life of the service period, generally ten months. Deferred revenue as of December 31, 2003 and 2002 represents retainer fees paid for advisory services to be rendered in future periods.

Accounts payable and other liabilities
Accounts payable and other liabilities include amounts payable in the ordinary course of business.

Income taxes
The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of The McColl Group.

Management estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Reclassifications
Certain prior period amounts have been reclassified to conform to the current period presentation.

3. **Securities Owned**

Securities at December 31, 2003 and 2002 include the following:

	2003	2002
Corporate stocks	$ -	$ 19,628
Total marketable securities	-	19,628
Corporate stocks	90,000	-
Warrants	314,000	132,442
Total securities not readily marketable	404,000	132,442
Total securities owned	$ 404,000	$ 152,070

4. Obligations Under Capital Leases

The Company leases certain property and equipment under various capital and operating lease arrangements that expire over the next five years. Assets recorded under capitalized lease obligations as of December 31, 2003 includes equipment in the amount of $19,455, net of accumulated depreciation of $12,960. Assets recorded under capitalized lease obligations as of December 31, 2002 includes equipment in the amount of $25,935, net of accumulated depreciation of $6,480.

Minimum lease payments under capital leases are summarized as follows:

2004	$ 7,920
2005	7,920
2006	7,920
Total minimum payments	23,760
Amount representing executory costs	1,540
Amount representing interest costs	1,736
Obligations under capital leases	$ 20,484

5. Commitments and Contingencies

The Company leases equipment under various noncancelable operating lease agreements. The equipment leases provide for renewal at the then fair rental value or the option to purchase the leased assets at fair value. Aggregate commitments under noncancelable operating leases with remaining terms longer than one year are summarized as follows:

2004	$ 27,670
2005	27,670
2006	21,845
Total minimum payments	$ 77,185

6. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments. Fair values for the Company's financial instruments are estimated using quoted market prices. Fair

values for the Company's financial instruments for which there are no quoted market prices are determined by management using pricing models.

8. **Related Party Transactions**

During 2003 and 2002, the employees of certain partnerships affiliated through a common member with the Company's Parent participated in certain Company employee benefits programs. These related entities reimbursed the Company at cost for their participation in these programs.